Exhibit 21.1

Subsidiaries of Great Plains Energy Incorporated (1)

Name of Company	State of Incorporation

Kansas City Power & Light Company	Missouri

KCP&L Greater Missouri Operations Company (formerly known as Aquila, Inc.)	Delaware

(1)  Certain subsidiaries of Great Plains Energy Incorporated have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K.